Contacts:
Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Full Year Results for Fiscal 2004

  GAAP earnings of $5.7 million or $0.50 per share

  Cash flow from operations of $10.2 million

TORONTO, CANADA - (March 8, 2004) - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of secure data integration, audit and protection solutions, today announced its financial results for the full year and fourth quarter of fiscal 2004.

Revenue for the year ended January 31, 2004 was $60.0 million, as compared to $62.5 million for the year ended January 31, 2003, a decrease of 4.0%. Reported in US currency, revenue for the year ended January 31, 2004 was $43.7 million, as compared to $39.9 million for the year ended January 31, 2003, an increase of 9.4%. The GAAP net income for the year ended January 31, 2004 was $5.7 million or $0.50 per share, as compared to a net loss of $2.2 million or ($0.19) per share for the year ended January 31, 2003. Cash, cash equivalents and short-term investments stood at $42.0 million or $3.70 per common share outstanding at the end of the year.

Revenue for the quarter ended January 31, 2004 ("Q4 fiscal 2004") was $16.4 million compared to $17.8 million for the quarter ended January 31, 2003 ("Q4 fiscal 2003"). Reported in US currency, revenue for Q4 fiscal 2004 was $12.5 million compared to $11.4 million for Q4 fiscal 2003, an increase of 9.6%. The GAAP net income for Q4 fiscal 2004 was $1.5 million or $0.14 per share compared to net income of $3.3 million or $0.29 per share for Q4 fiscal 2003. Cash flow from operations for Q4 fiscal 2004 was $4.3 million or $0.38 per share compared to $6.5 million or $0.57 per share in Q4 fiscal 2003.

The overall gross margin for Q4 fiscal 2004 was 81.0%, as compared to 82.5% for Q4 fiscal 2003. Gross margin on maintenance and services was 60.5% in Q4 fiscal 2004, as compared to 61.1% in Q4 fiscal 2003. Total costs, including costs of revenue, were $14.4 million for Q4 fiscal 2004, up from $13.2 million in Q4 fiscal 2003 and from $13.5 million in the previous quarter. Total headcount was 299 at January 31, 2004 as compared to 276 at January 31, 2003 and up from 284 at the end of the previous quarter.

During the fourth quarter the Company added 53 new customers to its global account base, who accounted for 36% of the quarter's licence revenue. Key customer wins included: BASF IT Services Ltd., Coldwater Creek, Geac/Extensity, Limit Underwriting Limited, Merck Inc., Moscow Narodny Bank, QRS Inc., Specialist Computer Holdings and Unify Corporation. Existing customers such as Abitibi Consolidated, Countrywide Home Loans, Inc., Dean Foods, Glaxo Smith Kline, Johnson Diversey, Inc., Nestle, Tiffany & Co., The TJX Companies, Inc. and Verizon Wireless also made significant additional purchases of our software.

"On a full year basis, fiscal 2004 was a breakthrough year for DataMirror. GAAP earnings for the year were the highest in the company's history and cash flow continued to be excellent. While the results for our fourth quarter were affected by continued Canadian currency volatility during the quarter, and were near the low end of the earnings expectations we set after purchasing PointBase, sales activities and other developments in the quarter bode well for the first quarter of fiscal 2005 and the full year," Mr. Nigel Stokes, DataMirror CEO commented, "Year over year license revenue in US dollars was up by 3.8% and total revenue in US dollars was up 9.6% compared to the fourth quarter of last year. Canadian dollar cash balances were up 8.2% year over year and a near term record of 53 new customers adopted our software solutions during the quarter."

Business Outlook:

In the first quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.09 to $0.14 per share. This includes the effect of adopting the recommendations in section 3870 of the CICA handbook concerning the expensing of stock option grants.

DataMirror will hold a webcast and conference call to present the results for the fourth quarter at 5:00 p.m. EST today, March 8, 2004. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-500-0311 at approximately 4:55 p.m. EST on March 8th using reservation number 748375. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex and clicking on the meeting "DataMirror Announces Fourth

Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror. A replay of the conference call will be available until March 14, 2004 by dialing 1-888-203-1112 using reservation number 748375 or visiting http://www.datamirror.com/investors/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of secure data integration, audit and protection software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusinessTM solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of nowTM by providing the instant data access, integration and availability companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, Transformation Server, and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	January 31,	January 31,
	2004	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$9,286	$13,025
Short-term investments	32,720	25,802
Accounts receivable	11,797	12,455
Prepaid expenses	1,803	1,618
Future income taxes	2,540	2,578
	58,146	55,478
Capital assets	3,845	3,931
Investment tax credits recoverable	1,019	1,664
Investments	12,185	9,768
Intangibles	5,853	7,388
Goodwill	5,175	3,118
	$86,223	$81,347
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,544	$5,120
Deferred revenue	18,839	18,137
Income taxes payable	1,785	993
Current portion of capital lease obligations	32	89
	26,200	24,339
Future income taxes	1,076	1,505
Capital lease obligations	0	33
	27,276	25,877
Shareholders' Equity
Share capital
Common shares (January 31, 2004 - 11,364,952
January 31, 2003 - 11,461,142)	64,625	64,637
Deficit	-5,180	-8,669
Cumulative translation adjustment	-498	-498
	58,947	55,470
	$86,223	$81,347

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,		January 31,
	2004	2003	2004	2003
Revenue
Licence	$8,663	$9,938	$29,087	$33,223
Maintenance	6,260	6,173	25,354	23,210
Services	1,432	1,669	5,551	6,057
	16,355	17,780	59,992	62,490
Cost of revenue
Licence	68	59	234	239
Maintenance and services	3,041	3,052	11,389	12,605
	3,109	3,111	11,623	12,844
Gross margin	13,246	14,669	48,369	49,646
Operating expenses
Selling and marketing	5,689	5,308	20,524	21,289
Research and development	2,636	2,114	9,753	10,459
General and administration	2,150	1,942	7,946	8,812
Amortization of intangibles	794	685	3,098	2,740
	11,269	10,049	41,321	43,300
Operating income	1,977	4,620	7,048	6,346
Investment income	300	201	1,146	611
Other income	0	0	279	0
Impairment of investment in PointBase, Inc.	0	0	0	-4,595
Equity loss from investment in PointBase, Inc.	0	0	0	-2,081
Income (loss) before income taxes	2,277	4,821	8,473	281
Income tax expense	744	1,571	2,788	2,434
Net income (loss)	$1,533	$3,250	$5,685	($2,153)
Earnings (loss) per share
Basic	$0.14	$0.29	$0.50	($0.19)
Fully diluted	$0.13	$0.28	$0.49	($0.19)
Weighted average number of
shares outstanding (000's)
Basic	11,304	11,388	11,364	11,411
Fully diluted	11,677	11,569	11,671	11,411

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,		January 31,
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net income (loss)	$1,533	$3,250	$5,685	($2,153)
Add (deduct) items not affecting cash:
Amortization of capital assets	385	186	1,410	1,630
Amortization of intangibles	794	685	3,098	2,740
Other income	0	0	-279	0
Losses from investment in PointBase, Inc.	0	0	0	6,676
Future income taxes	-473	-263	-970	-328
Investment tax credits	197	530	645	776
Non-cash operating expense	0	20	32	186
Non-cash interest expense	0	0	0	63
Non-cash foreign exchange loss	0	0	0	59
	2,436	4,408	9,621	9,649
Changes in non-cash working capital balances	1,849	2,071	542	6,259
	4,285	6,479	10,163	15,908
Investing activities
Capital asset additions	-392	-270	-1,190	-1,859
Purchase of short-term investments	0	0	-32,720	-25,802
Sale of short-term investments	0	0	25,802	27,422
Net assets acquired, excluding cash	-1,328	0	-1,328	0
Investment in Idion	-332	-40	-2,417	-8,949
Acquisition of technology	0	-332	-30	-332
Other income	0	0	279	0
	-2,052	-642	-11,604	-9,520
Financing activities
Capital lease payments	-10	-28	-90	-114
Repayment of long-term liabilities	0	0	0	-1,586
Issuance of share capital	876	454	1,779	821
Repurchase of share capital	-276	-122	-3,987	-1,557
	590	304	-2,298	-2,436
Increase (decrease) in
cash and cash equivalents	2,823	6,141	-3,739	3,952
Cash and cash equivalents
Beginning of period	6,463	6,884	13,025	9,073
End of period	$9,286	$13,025	$9,286	$13,025